                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549



                        AMENDMENT NO. 1 TO SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                            VARITRONIC SYSTEMS, INC.
                            A MINNESOTA CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  922247-10-1
                                 (CUSIP Number)


                                Donald P. DeLuca
            Senior Vice President, Treasurer and Assistant Secretary
                                W. H. Brady Co.
                            6555 West Good Hope Road
                          Milwaukee, Wisconsin  53233
                                 (414) 358-6600
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                            Conrad G. Goodkind, Esq.
                                Quarles & Brady
                           411 East Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                                 (414) 277-5305

                                 March 29, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [].

This Amendment No. 1 to Schedule 13D reports the shares acquired by VSI Acquisition Co., a Minnesota Corporation and a wholly owned subsidiary of Brady USA, Inc., a Wisconsin Corporation, which is a wholly owned subsidiary of W.H. Brady Co., a Wisconsin Corporation, pursuant to the tender offer for all of the outstanding shares of Common Stock, par value $.01 per share, of Varitronic Systems, Inc., a Minnesota Corporation.

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D



1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                BRADY USA, INC.
                92247-10-1


2.      Check the Appropriate Box if a Member of a Group
        (a)  [ ]  (b)  [ ]

3.      SEC Use Only


4.      Source of funds
                WC (FROM PARENT)


5.      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)     [ ]

6.      Citizenship or Place of Organization
                WISCONSIN

        Number of Shares Beneficially Owned by Each Reporting Person With:


7.      Sole Voting Power
                -0- (EXCLUSIVE OF THE SHARES OWNED BY VSI ACQUISITION CO., A WHOLLY-OWNED SUBSIDIARY, AND THE OPTION HELD BY W. H. BRADY CO.)


8.      Shared Voting Power
                -0-


9.      Sole Dispositive Power
                -0-   (EXCLUSIVE OF THE SHARES OWNED BY VSI ACQUISITION CO., A
                       WHOLLY-OWNED SUBSIDIARY, AND THE OPTION HELD BY W. H. BRADY CO.)



10.     Shared Dispositive Power
                -0- (EXCLUSIVE OF THE SHARES OWNED BY VSI ACQUISITION CO., A WHOLLY-OWNED SUBSIDIARY, AND THE OPTION HELD BY W. H. BRADY CO.)



11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                -0- (EXCLUSIVE OF THE SHARES OWNED BY VSI ACQUISITION CO., A WHOLLY-OWNED SUBSIDIARY, AND THE OPTION HELD BY W. H. BRADY CO.)


12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                [ ]


13.     Percent of Class Represented by Amount in Row (11)
                0%



14.     Type of Reporting Person
                CO

                                  SCHEDULE 13D



1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                VSI ACQUISITION CO.
                92247-10-1



2.      Check the Appropriate Box if a Member of a Group
        (a)  [ ]  (b)  [ ]



3.      SEC Use Only



4.      Source of funds
                WC (FROM PARENT)



5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]



6.      Citizenship or Place of Organization
                MINNESOTA

        Number of Shares Beneficially Owned by Each Reporting Person With:



7.      Sole Voting Power
                2,297,532 (EXCLUSIVE OF THE OPTION HELD BY W. H. BRADY CO. THAT IS DESCRIBED INFRA)



8.      Shared Voting Power  (EXCLUSIVE OF THE OPTION HELD BY W. H. BRADY CO.
                THAT IS DESCRIBED INFRA)
                -0-



9.      Sole Dispositive Power
                2,297,532 (EXCLUSIVE OF THE OPTION HELD BY W. H. BRADY CO. THAT IS DESCRIBED INFRA)



10.     Shared Dispositive Power
                -0-



11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                2,297,532 (EXCLUSIVE OF THE OPTION HELD BY W. H. BRADY CO. THAT IS DESCRIBED INFRA)



12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                [ ]

13.     Percent of Class Represented by Amount in Row (11)
                99%



14.     Type of Reporting Person
                CO

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D



1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                W. H. BRADY CO.
                9224701901



2.      Check the Appropriate Box if a Member of a Group
        (a)  [ ]  (b)  [ ]



3.      SEC Use Only



4.      Source of funds
                WC



5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]



6.      Citizenship or Place of Organization
                WISCONSIN

        Number of Shares Beneficially Owned by Each Reporting Person With:



7.      Sole Voting Power
                -0- (EXCLUSIVE OF THE OPTION FOR UP TO 19.9% OF THE THEN OUTSTANDING, SHARES, SUBJECT TO ADJUSTMENT, DESCRIBED IN THE OFFER TO PURCHASE AND THE SHARES OWNED BY VSI ACQUISITION CO., AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                      W. H. BRADY CO.)



8.      Shared Voting Power
                -0- (EXCLUSIVE OF THE OPTION FOR UP TO 19.9% OF THE THEN OUTSTANDING, SHARES, SUBJECT TO ADJUSTMENT, DESCRIBED IN THE OFFER TO PURCHASE AND THE SHARES OWNED BY VSI ACQUISITION CO., AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                      W. H. BRADY CO.)



9.      Sole Dispositive Power
                -0- (EXCLUSIVE OF THE OPTION FOR UP TO 19.9% OF THE THEN OUTSTANDING, SHARES, SUBJECT TO ADJUSTMENT, DESCRIBED IN THE OFFER TO PURCHASE AND THE SHARES OWNED BY VSI ACQUISITION CO., AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                      W. H. BRADY CO.)



10.     Shared Dispositive Power

                -0- (EXCLUSIVE OF THE OPTION FOR UP TO 19.9% OF THE THEN OUTSTANDING, SHARES, SUBJECT TO ADJUSTMENT, DESCRIBED IN THE OFFER TO PURCHASE AND THE SHARES OWNED BY VSI ACQUISITION CO., AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                      W. H. BRADY CO.)



11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                -0- (EXCLUSIVE OF THE OPTION FOR UP TO 19.9% OF THE THEN OUTSTANDING, SHARES, SUBJECT TO ADJUSTMENT, DESCRIBED IN THE OFFER TO PURCHASE AND THE SHARES OWNED BY VSI ACQUISITION CO., AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
                      W. H. BRADY CO.)



12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                [ ]



13.     Percent of Class Represented by Amount in Row (11)
                0%



14.     Type of Reporting Person
                HC

ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

         Varitronic Systems, Inc.
         300 Interchange Tower
         300 South Highway 169
         Minneapolis, Minnesota  55426

Security to Which This Statement Relates:

         Common Stock, $.01 Par Value, per Share

ITEM 2.  IDENTITY AND BACKGROUND.


(a)-(c) and (f).  This Amendment No. 1 to Schedule 13D is filed on behalf of
W. H. Brady Co., a Wisconsin corporation ("Brady"), Brady USA, Inc., a Wisconsin corporation and a wholly-owned subsidiary of Brady ("BUSA"), and VSI
Acquisition Co., a Minnesota corporation and a wholly-owned subsidiary of BUSA ("VSI"). The principal executive offices of Brady, BUSA and VSI are located at 6555 West Good Hope Road, Milwaukee, Wisconsin 53223. Brady, develop, manufacture and sell a broad range of stock and customized products employing their knowledge of surface chemistry, principally in adhesives, coatings and graphics technologies. Brady's products include over 20,000 stock items and a wide variety of custom items, which are used primarily to identify, inform or instruct, including pressure-sensitive identification, labeling and marking systems for electrical wires and pipes; self-bonding nameplates, safety and instructional signs and specialized tapes used in audio, video and computer applications. Brady's products are sold by a direct sales force and mail order sales, and are used in a variety of industrial, commercial, governmental, public utility, medical equipment, computer and consumer product markets, including original equipment manufacturers. Brady and its subsidiaries operate 12 manufacturing facilities in the United States and six foreign countries. Domestic and international operations are conducted through its Identification Systems and Specialty Tapes Group, Signmark Group and Seton Group. Domestic operations are located in Connecticut and Wisconsin. International operations are located in Australia, Belgium, Canada, England, France, Germany, Hong Kong, Italy, Japan, Korea, New Zealand, Singapore, Spain and Sweden.



BUSA manufactures and distributes Brady products in the United States. VSI has been incorporated solely to acquire the of shares of Common Stock of Varitronics Systems, Inc. (the "Company") and subsequently to merge into the Company (with the Company surviving the merger).

Brady, BUSA and VSI are filing this Amendment No. 1 pursuant to a joint acquisition statement (Rule 13d-1(f)). A copy of the Joint Filing Agreement among Brady, BUSA and VSI is attached as Annex B.


Pursuant to General Instruction C of Schedule 13D, the names, business addresses, principal occupations and citizenship of the executive officers and directors of Brady, BUSA, and VSI are set forth in Annex A hereto and are incorporated herein by reference.


(d) and (e). During the last five years, Brady, BUSA and VSI and, to the knowledge of Brady, BUSA, and VSI, Brady's, BUSA's, and VSI's executive officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


The aggregate purchase price of the 2,297,532 shares of Common Stock owned by VSI was approximately $40,206,810. These shares have been paid for from the working capital of VSI (which received funds from Brady). If Brady wishes to exercise the Option (which is not anticipated), Brady will use existing working capital to fund the exercise price of the Option.


ITEM 4.  PURPOSE OF THE TRANSACTION.


The Company, Brady, BUSA, and VSI, have entered into an Agreement and Plan of Merger, dated February 27, 1996 (the "Merger Agreement"), which provides for a merger of VSI and the Company (the "Transaction") as soon as practicable after the purchase of shares pursuant to Brady's offer to purchase all of the shares of Company Common Stock (upon the terms and conditions of the offer to purchase and in the related letter of transmittal, which together constitute the "Offer"). The Transaction, which was approved by the Boards of Directors of the constituent companies, is expected to close shortly after all of the conditions to the consummation of the Transaction are met or waived.


The Merger Agreement is incorporated herein by reference to Exhibit (c)(1) to Brady's Schedule 14D-1, as filed with the Securities and Exchange Commission (the "SEC") on February 29, 1996. The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Minnesota Business Corporations Act, VSI shall be merged with and into the Company. Following the merger, the separate corporate existence of VSI shall cease and the Company shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of VSI in accordance with the Minnesota Business Corporations Act and the Merger Agreement. The articles of incorporation of the Company shall become the articles of incorporation of the surviving corporation, at least a majority of the directors of the surviving corporation shall be nominees of Brady, and the officers of the Company shall be the officers of the surviving corporation, in each case until their successors are chosen.


Concurrently with entering into the Merger Agreement, Brady and the Company entered into a stock option agreement granting Brady an irrevocable option to purchase up to that number of shares of Common Stock of the Company which equals 19.9% of the number of shares of Common Stock of the Company outstanding on February 27, 1996 (the "Option Agreement"). Specifically, under the Option Agreement, the Company granted Brady an irrevocable option to purchase (the "Option") shares of Common Stock of the Company equal to up to 19.9% of shares of the Company's Common Stock outstanding on the date of the Option.



The Option is intended to increase the likelihood that the Offer and Merger will be consummated in accordance with the terms of the Merger Agreement. The Option may be exercised, in whole or in part, at any time. The Option will terminate upon the earlier of (i) the effective time of the merger or (ii) December 31, 1996. Notwithstanding the foregoing, the Option cannot be exercised if Brady is in material breach of any of its material representations or warranties or in material breach of its material covenants or agreements contained in the Merger Agreement. Because of the shares that VSI Acquisition Co. purchased in the tender offer, Brady does not intend to exercise the Option.


The Option Agreement is incorporated herein by reference to Exhibit (c)(1) of the Schedule 14D-1. The description of the Option Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Option Agreement.

Prior to entering into the Option, Brady owned 5 shares of Company Common Stock, which have subsequently been transferred to VSI. Except pursuant to the terms of the Option Agreement, the Merger Agreement, and set forth in Schedule 14D-1 (including the offer to purchase) filed on February 29, 1996 and the shares acquired by VSI Acquisition Co. pursuant to the tender offer, Brady has no plans or proposals which would result in the acquisition or disposition of the Company Common Stock or any other action enumerated in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


(a) and (b). Pursuant to the tender offer, VSI has acquired 2,297,532 shares of the Company Common Stock, representing 99% of the outstanding shares of such Common Stock on February 27, 1996, as computed in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.



During the 60 days prior to the date hereof, VSI has acquired shares of the Common Stock of the Company in the following manner:



                        NUMBER OF
                        SHARES OF              AGGREGATE
     DATE              COMMON STOCK          CONSIDERATION     MANNER OF TRANSACTION
March 15, 1996                  5                 N/A         Transfered from Brady to
                                                              VSI Acquisition
March 29, 1996          2,259,696           $39,544,680.00    Purchased through the
                                                              Tender Offer
April 3, 1996              37,831              $662,042.50    Purchased through the
                                                              Tender Offer



(d).  None.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Other than the Merger Agreement and the Option Agreement (see descriptions of each in Item 4 above), which are included or incorporated by reference in this Amendment No. 1 to Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Brady, BUSA or VSI and any other person, or, to the knowledge of Brady, BUSA, or VSI, among any of Brady's, BUSA's, or VSI's executive officers and directors or between any of Brady's executive officers and directors and any other person, with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Brady (Commission File No. 0-12730) hereby incorporates into this Schedule the following exhibits by reference to the filing set forth below:

                                 EXHIBIT INDEX

Exhibit No.
- -----------
 1        Offer to Purchase, dated February 29, 1996.  (Exhibit (a)(1) to
          Schedule 14D-1)

 2        Letter of Transmittal, dated February 29, 1996.  (Exhibit (a)(2) to
          Schedule 14D-1)

 3        Notice of Guaranteed Delivery.  (Exhibit (a)(3) to Schedule 14D-1)

 4 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (Exhibit (a)(4) to Schedule 14D-1)

 5 Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (Exhibit (a)(5) to Schedule 14D-1)

 6 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (Exhibit (a)(6) to Schedule 14D-1)

 7 Text of Press Release, dated February 27, 1996. (Exhibit (a)(7) to Schedule 14D-1)

 8        Summary Advertisement, dated February 29, 1996.  (Exhibit (a)(8) to
          Schedule 14D-1)

 9 Agreement and Plan of Merger, dated as of February 27, 1996, among the Company, VSI Acquisition Co., BUSA, Inc., and Brady and Option Agreement. (Exhibit (c)(1) to Schedule 14D-1)

 10       Schedule 14D-1 filed by Brady on February 29, 1996.

 11 Text of Press Release, dated March 29, 1996 (Exhibit (a)(10) to Amendment No. 2 to Schedule 14D-1).

                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  April 5, 1996                     W. H. Brady Co.



                                         By: /s/ Donald P. DeLuca
                                             -----------------------------------
                                             Donald P. DeLuca
                                             Senior Vice President and Treasurer



                                         Brady USA, Inc.


                                         By: /s/ Donald P. DeLuca
                                             -----------------------------------
                                             Donald P. DeLuca
                                             Senior Vice President and Treasurer



                                         VSI Acquisition Co.


                                         By: /s/ Donald P. DeLuca
                                             -----------------------------------
                                             Donald P. DeLuca
                                             Senior Vice President and Treasurer

                                                                         ANNEX A

                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                               OF W. H. BRADY CO.



         The following is a list of the executive officers and directors of W.
H. Brady Co. as of the date of this Amendment No. 1 to Schedule 13D. To the knowledge of W. H. Brady Co., all of the following executive officers and directors are citizens of the United States. The business address for each of the executive officers is 6555 West Good Hope Road, Milwaukee, Wisconsin 53233.


Executive Officers:

Name                                      Brady Office
- ----                                      ------------
Katherine M. Hudson                       President, Chief Executive Officer and
                                          Director

Donald P. DeLuca                          Senior Vice President, Treasurer,
                                          Assistant Secretary and Director

Mary T. Arnold                            Vice President

Richard L. Fisk                           Vice President

David R. Hawke                            Vice President

Peter J. Lettenberger                     Secretary and Director

David W. Schroeder                        Vice President

James M. Sweet                            Vice President

Directors:

Name                                      Business Address
- ----                                      ----------------
Katherine M. Hudson                       W. H. Brady Co.
                                          6555 West Good Hope Road
                                          Milwaukee, Wisconsin  53233

Donald P. DeLuca                          W. H. Brady Co.
                                          6555 West Good Hope Road
                                          Milwaukee, Wisconsin  53233

Directors:

William H. Brady, III                               Investor
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Elizabeth B. Lurie                                  President and Administrator
                                                    W. H. Brady Foundation
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Robert C. Buchanan                                  President and CEO
                                                    Fox Valley Corporation
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Roger D. Pierce                                     President and CEO
                                                    Valuation Research Corp.
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Richard A. Bemis                                    President
                                                    Bemis Manufacturing Company
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Frank W. Harris                                     Professor of Polymer Science
                                                    University of Akron
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Gary E. Nei                                         Chairman
                                                    B & B Publishing
                                                    c/o W.H. Brady Co.
                                                    6555 West Good Hope Road
                                                    Milwaukee, Wisconsin  53233

Peter J. Lettenberger                               Partner
                                                    Quarles & Brady
                                                    411 East Wisconsin Avenue
                                                    Milwaukee, Wisconsin  53202

The following is a list of the Executive Officers and Directors of Brady USA, Inc. as of the date of this Amendment No. 1 to Schedule 13D. Information about each person identified is given above in the foregoing table with respect to W.
H. Brady Co.



Name                                                 Office
- ----                                                 ------
Katherine M. Hudson                       Director and President

Donald P. DeLuca                          Director and Senior Vice President and
                                          Treasurer

Peter J. Lettenberger                     Director and Secretary



The table below identifies each Director and Executive Officer of VSI Acquisition Co. information about each person identified is given above in the foregoing table with respect to W. H. Brady Co.

Name                                      Office
- ----                                      ------
Katherine M. Hudson                       Director and President

Donald P. DeLuca                          Director and Senior Vice President and
                                          Treasurer

Peter J. Lettenberger                     Director and Secretary

                                W. H. BRADY CO.

                        AMENDMENT NO. 1 TO SCHEDULE 13D

                                 EXHIBIT INDEX


Exhibit No.
- -----------
 1           Offer to Purchase, dated February 29, 1996.  (Exhibit (a)(1) to
             Schedule 14D-1)*

 2 Letter of Transmittal, dated February 29, 1996. (Exhibit (a)(2) to Schedule 14D-1)*

 3           Notice of Guaranteed Delivery.  (Exhibit (a)(3) to Schedule 14D-1)*

 4 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (Exhibit (a)(4) to Schedule 14D-1)*

 5 Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (Exhibit (a)(5) to Schedule 14D-1)*

 6 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (Exhibit (a)(6) to Schedule 14D-1)*

 7 Text of Press Release, dated February 27, 1996. (Exhibit (a)(7) to Schedule 14D-1)*

 8 Summary Advertisement, dated February 29, 1996. (Exhibit (a)(8) to Schedule 14D-1)*

 9 Agreement and Plan of Merger, dated as of February 27, 1996, among the Company, VSI Acquisition Co., BUSA, and Brady and Stock Option Agreement. (Exhibit (c)(1) to Schedule 14D-1)*

 10          Schedule 14D-1 filed by Brady on February 29, 1996 (Exhibit
             (a)(10) to Amendment No. 2 to Schedule 14D-1).*

 11 Text of Press Release, dated March 29, 1996 (Exhibit (a)(10) to Amendment No. 2 to Schedule 14D-1).*






 *       Previously filed.

                                                                         ANNEX B

                             JOINT FILING AGREEMENT



         W. H. Brady Co., Brady USA, Inc. and VSI Acquisition Co. each hereby agrees that this Amendment No. 1 to Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of Common Stock and other securities of Varitronic Systems, Inc. is filed jointly on behalf of each such person.



Dated:   April 5, 1996



                                            W. H. BRADY CO.

                                            By: /s/ Donald P. DeLuca
                                                --------------------------------
                                                Name: Donald P. DeLuca
                                                Title: Senior Vice President and
                                                        Treasurer



                                            BRADY USA, INC.

                                            By: /s/ Donald P. DeLuca
                                                --------------------------------
                                                Name: Donald P. DeLuca
                                                Title: Senior Vice President and
                                                        Treasurer



                                            VSI ACQUISITION CO.

                                            By: /s/ Donald P. DeLuca
                                                --------------------------------
                                                Name: Donald P. DeLuca
                                                Title: Senior Vice President and
                                                        Treasurer